Shareholder Voting Results

At a Special Meeting of Shareholders of the Fund, held at the offices of Gemini Fund Services, LLC, 80 Arkay Drive,
Suite 110, Hauppauge, NY 11788, on Thursday, October 16, 2017, shareholders of record as of the close of business on August 8, 2017 voted to approve the following proposal:


Proposal: To approve a new management agreement between the Nile Capital Investment Trust, on behalf of the Nile Africa, Frontier and Emerging Fund, and Nile Capital Management, LLC.

Shares Voted			Shares Voted Against
In Favor			or Abstentions
481,873					163,380